					Exhibit 12
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2014	2013	2012	2011	2010

Pretax income from continuing operations	$767,116	$702,011	$576,070	$627,703	$723,414
Add: Fixed charges	125,162	146,954	164,848	169,140	170,528
Total earnings before income taxes and fixed charges	$892,278	$848,965	$740,918	$796,843	$893,942

Fixed charges:
Interest expense	$55,279	$74,297	$85,354	$85,695	$79,656
Interest on deposits	2,109	5,660	6,735	8,488	10,174
Interest portion of net rent expense (a)	67,774	66,997	72,759	74,957	80,698
Total fixed charges	$125,162	$146,954	$164,848	$169,140	$170,528

Ratio of earnings to fixed charges
Including interest on deposits	7.1	5.8	4.5	4.7	5.2
Excluding interest on deposits	7.2	6.0	4.6	4.9	5.5

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.